Exhibit 4.34

English translation

AMENDMENT AGREEMENT No. 6

dated 14 May 2014

to

FACILITY AGREEMENT No. 2640

dated 27 December 2010

by and between

VTB Bank

(open joint stock company)

and

Mechel OAO

City of Moscow

2014

VTB Bank (open joint stock company), general license issued by the Central Bank of the Russian Federation No. 1000, hereinafter referred to as the “Lender” or the “Bank”, represented by the First Deputy President-Chairman of the Management Board Yuriy Alexeyevich Soloviyov, acting pursuant to the power of attorney dated 3 June 2013 No. 350000/1010 - D, on the one hand;

and;

Open Joint Stock Company Mechel, hereinafter referred to as the “Borrower”, represented by General Director Oleg Viktorovich Korzhov, acting pursuant to the Charter, on the other hand, collectively referred to as the “Parties”, have entered into this Amendment Agreement No. 6 (hereinafter referred to as the “Amendment Agreement”) to Facility Agreement No. 2640 dated 27 December 2010, as subsequently amended and supplemented, and with all the appendices that were subsequently added thereto (hereinafter referred to as the “Facility Agreement”), being its integral part, as follows:

1.	The following defined terms shall be added to Clause 1.1. of Article 1. «DEFINITIONS AND INTERPRETATION» of the Facility Agreement:

««Bonds Holder» - the Lender and/or ZAO VTB Capital and/or OAO Bank of Moscow and/or VTB Bank (Austria) AG and/or the Russian Commercial Bank (Cyprus)) and/or other subsidiary and affiliated companies of the Lender.»

««Accumulated Coupon Yield on the Bonds» - means an accumulated coupon yield on the Bonds payable by the Purchaser in addition to the Bonds Purchase Price to be computed in accordance with the Bonds Issue Documents as on the date of the acquisition by the Purchaser of the Bonds from the Bonds Holder.»

««Bonds» – means the following securities of the Borrower:

•	up to 316,127 (three hundred and sixteen thousand one hundred and twenty-seven) (inclusive) interest-bearing non-convertible certificated bearer bonds, which are required to be kept in a centralized manner, serial No. 13, of the total issue of 5,000,000 (five million) of such bonds with a nominal value of 1,000 (one thousand) rubles each, maturing on the 3,640th (three thousand six hundred and fortieth) day from the date of the commencement of their placement, providing an option of their early redemption at the request of their holders and at the discretion of the Borrower, placed through open subscription (state registration number of the bond issue: 4-13-55005-E dated 10 August 2010);

•	up to 288,629 (two hundred and eighty-eight thousand six hundred and twenty-nine) (inclusive) interest-bearing non-convertible certificated bearer bonds, which are required to be kept in a centralized manner, serial No. 14, of the total issue of 5,000,000 (five million) of such bonds with a nominal value of 1,000 (one thousand) rubles each, maturing on the 3,640th (three thousand six hundred and fortieth) day from the date of the commencement of their placement, providing an option of their early redemption at the request of their holders and at the discretion of the Borrower, placed through open subscription (state registration number of the bond issue: 4-14-55005-E dated 10 August 2010);

•	up to 836,683 (eight hundred and thirty-six thousand six hundred and eighty-three) (inclusive) interest-bearing non-convertible certificated bearer bonds, which are required to be kept in a centralized manner, serial No. 15, of the total issue of 5,000,000 (five million) of such bonds with a nominal value of 1,000 (one thousand) rubles each, maturing on the 3,640th (three thousand six hundred and fortieth) day from the date of the commencement of their placement, providing an option of their early redemption at the request of their holders and at the discretion of the Borrower, placed through open subscription (state registration number of the bond issue: 4-15-55005-E dated 10 August 2010);

•	up to 344,791 (three hundred and forty-four thousand seven hundred and ninety-one) (inclusive) interest-bearing non-convertible certificated bearer bonds, which are required to be kept in a centralized manner, serial No. 16, of the total issue of 5,000,000 (five million) of such bonds with a nominal value of 1,000 (one thousand) rubles each, maturing on the 3,640th (three thousand six hundred and fortieth) day from the date of the commencement of their placement, providing an option of their early redemption at the request of their holders and at the discretion of the Borrower, placed through open subscription (state registration number of the bond issue: 4-16-55005-E dated 10 August 2010);

•	up to 330,040 (three hundred and thirty thousand and forty) (inclusive) interest-bearing non-convertible certificated bearer bonds, which are required to be kept in a centralized manner, serial No. 17, of the total issue of 5,000,000 (five million) of such bonds with a nominal value of 1,000 (one thousand) rubles each, maturing on the 3,640th (three thousand six hundred and fortieth) day from the date of the commencement of their placement, providing an option of their early redemption at the request of their holders and at the discretion of the Borrower, placed through open subscription (state registration number of the bond issue: 4-17-55005-E dated 10 August 2010);

•	up to 185,243 (one hundred and eighty-five thousand two hundred and forty-three) (inclusive) interest-bearing non-convertible certificated bearer bonds, which are required to be kept in a centralized manner, serial No. 18, of the total issue of 5,000,000 (five million) of such bonds with a nominal value of 1,000 (one thousand) rubles each, maturing on the 3,640th (three thousand six hundred and fortieth) day from the date of the commencement of their placement, providing an option of their early redemption at the request of their holders and at the discretion of the Borrower, placed through open subscription (state registration number of the bond issue: 4-18-55005-E dated 10 August 2010); and

•	up to 1,488,296 (one million four hundred and eighty-eight thousand two hundred and ninety-six) (inclusive) interest-bearing non-convertible certificated bearer exchange bonds, which are required to be kept in a centralized manner, serial No. O-04, of the total issue of 5,000,000 (five million) of such bonds with a nominal value of 1,000 (one thousand) rubles each, maturing on the 1,092nd (one thousand and ninety-second) day from the date of the commencement of their placement, providing an option of their early redemption at the request of their holders and at the discretion of the Borrower, placed through open subscription (identification number of the bond issue: 4B02-04-55005-E dated 5 February 2009).»

««Purchaser» - means a company / companies of the Borrower Group which acquire(s) the Bonds from the Bonds Holder.»

««Bonds Purchase Price» - means the price at which the Purchaser acquires the Bonds from the Bonds Holder (expressed as a percentage of the nominal value of the Bonds):

a.	in relation to 864,310 (eight hundred and sixty-four thousand three hundred and ten) exchange bonds, serial number O-04 (the other details of which are specified in the defined term “Bonds” in Clause 1.1 of the Facility Agreement) – 99.50 (ninety-nine point fifty) per cent.;

b.	in relation to all the other Bonds, with the exception of those referred to in paragraph a. above – 100.00 (one hundred point zero).

The Bonds Purchase Price is specified exclusive of the Accumulated Coupon Yield on the Bonds.»

««Bonds Issue Documents» - means a decision on the issuance of the Bonds and the Bonds issuance prospectus.»

2.	Clause 3.1. of Article 3. «AMOUNT AND PURPOSE OF THE FACILITY» of the Facility Agreement shall be restated as follows:

«3.1. The Available Commitment under the Facility shall be equal to:

Forty-Three Billion Eight Hundred Million 00/100 (43 800 000 000,00) rubles.

The Loans under the Facility shall be made available in Tranches:

3.	Clause 3.2. of Article 3. «AMOUNT AND PURPOSE OF THE FACILITY» of the Facility Agreement shall be supplemented with subclause 3.2.4 which reads as follows:

«3.2.4. For Tranche D:

•	to provide a loan / loans to the Borrower Group companies and/or to repay a loan / loans provided to the Borrower by the Borrower Group companies.

The loan proceeds shall be allowed to be placed by the Borrower into the bank accounts held by the Borrower with the Lender to be subsequently used for the purposes specified in the first paragraph of this clause 3.2.4.».

4.	Clause 4.1.3 of Article 4. «CONDITIONS PRECEDENT» of the Facility Agreement shall be restated as follows:

«4.1.3. When utilizing the Loans under Tranches A, B and C, the Borrower shall provide the Lender with payment instructions stating the purpose of the payment, in the form and substance acceptable to the Lender, and confirming the use by the Borrower of the Loan for the purposes defined hereby. It shall not be required to provide any other documents evidencing that the Borrower utilizes the Loan for the purposes defined hereby under Tranches A, B and C.

When utilizing the Loan under Tranche D, the Borrower shall provide the Lender with payment instructions stating the purpose of the payment, in the form and substance acceptable to the Lender, and confirming the use by the Borrower of the Loan for the purposes defined hereby. Provided that, within the term set out in subclause 28) of Clause 9.1 hereof, the Borrower shall provide the Lender with other documents acceptable to the Lender to confirm the use by the Borrower of the Loan for the purpose defined in clause 3.2.4 hereof.

If the loan funds are allocated to replenish the bank accounts held with the Lender and to place the funds on deposits with the Bank for further use for the purposes specified in clauses 3.2.2, 3.2.3, 3.2.4 hereof, as a condition precedent, the Borrower shall provide the Lender with payment instructions to allocate the funds for replenishment of the bank accounts and/or to place the funds on deposits with the Bank.»

5.	Article 4. «CONDITIONS PRECEDENT» of the Facility Agreement shall be supplemented with clause 4.1.5. which reads as follows:

«4.1.5. When utilizing the Loan under Tranche D, the Borrower shall provide a letter confirming the amount of the taxes, duties and other obligatory sums paid by it in accordance with the laws of the Russian Federation during the twelve (12) calendar months preceding the date of the disbursement of the Loan under Tranche D. The letter must contain data on the total amount of such payments made in each calendar month.

If the total amount of such taxes, duties and other obligatory sums paid by the Borrower in accordance with the laws of the Russian Federation during the twelve (12) calendar months preceding the date of the disbursement of the Loan under Tranche D is equal to or exceeds One Hundred Million 00/100 (100,000,000.00) rubles, then the said letter must be accompanied with documents evidencing such payments in an amount not less than One Hundred Million 00/100 (100,000,000.00) rubles.

Documents evidencing the payment of taxes, duties and other obligatory sums in accordance with the laws of the Russian Federation include copies of payment instructions (bearing the bank’s execution stamp) to transfer such sums and/or tax returns (accounting statements) bearing the stamp of the tax authority confirming their acceptance. In case tax returns (accounting statements) are sent by mail, a copy of the receipt confirming the dispatch of the registered letter containing a list of enclosures shall be additionally provided; if such documents are sent by electronic telecommunication means, a receipt of the acceptance of the tax return (accounting statement), a copy of the protocol of the in-coming control of the tax return (accounting statement) and a copy of a document confirming its dispatch (a confirmation from the specialized telecom operator) on paper shall be additionally provided. In case such confirmatory documents are provided, the tax return (accounting statement) may be provided without the stamp of the tax authority.

If the Borrower has provided the Bank with the aforementioned documents confirming the payment of taxes, duties and other obligatory sums in accordance with the laws of the Russian Federation, then such documents are not required to be provided repeatedly in the following cases:

•	during a calendar month following the end of the twelve-month period in respect of which the Borrower has provided data on the amount of taxes, duties and other obligatory sums paid by it;

•	if, according to the most recent letter provided by the Borrower, the amount of the taxes, duties and other obligatory sums paid by the Borrower in accordance with the laws of the Russian Federation during the twelve (12) calendar months (or during a shorter period) preceding the date of the disbursement of the Loan is equal to or exceeds One Hundred Million 00/100 (100,000,000.00) rubles and the Bank has already been provided with documents confirming the payment of such an amount.

The documents referred to in this Clause are not required to be provided, if at the time of the disbursement of a Loan, the Borrower has been awarded a long-term credit rating for obligations in foreign currency or in rubles which is not less than “B”, if awarded by Standard&Poor’s or by Fitch Rating’s, or is not less than “B2”, if awarded by Moody’s Investors Service, as well as from a national rating agency. The choice of a rating agency shall be determined by decisions of the Board of Directors of the Bank of Russia. Information on national rating agencies and the minimum credit ratings required by the Bank of Russia from such national rating agencies is available at the website of the Bank of Russia and is published in the Bulletin of the Bank of Russia (« »).

6.	Article 4. «CONDITIONS PRECEDENT» of the Facility Agreement shall be supplemented with clause 4.1.6. which reads as follows:

«4.1.6. In case the Loan under Tranche D is utilized, there shall be entered into an amendment agreement to agreement No. 2640-DZ on the pledge of shares of “Mechel-Mining” OAO, dated 11 April 2013, entered into by and between the Lender and the Borrower, to increase the earlier pledged quantity of shares of OJSC “Mechel-Mining” by twelve point five (12.5) per cent of its registered capital of “Mechel-Mining” OAO.”.

7.	The wording of Clause 5.1. “PROCEDURE FOR PROVISION OF LOANS” of the Facility Agreement shall be amended to read as follows:

“5.1. The Availability Period shall run: from the effective date hereof through May 19, 2014 (inclusively).

In addition the Loans shall be made available in Tranches in accordance with the schedule below:

Upon expiration of the Availability Period, the right of the Borrower to obtain a Loan and the commitment of the Lender to provide the same in accordance with the Facility Agreement shall terminate.”

8.	In Clause 6. “INTEREST, FEES” of the Facility Agreement, the first paragraph of Clause 6.1. shall be amended to read as follows:

“6.1. The interest on the Loans provided under Tranches A, B, and C shall accrue from the Extension Date at the Base Rate increased by four point ninety five (4.95) per cent per annum.”

9.	Clause 6. “INTEREST, FEES” of the Facility Agreement shall be amended by adding clauses 6.1.5. and 6.1.6. as follows:

“6.1.5. The interest on the Loan within Tranche D shall accrue:

a) at the Base Rate increased by five point seven (5.7) per cent per annum to be applied as follows:

1) prior to testing of the Net Debt/EBITDA ratio of the Borrower Group (for the last twelve (12) months) pursuant to the terms hereof;

2) if the Net Debt/EBITDA ratio of the Borrower’s Group (for the last twelve (12) months) as at the testing date pursuant to the terms of the Facility Agreement is more than 7.5x,

b) at the Base Rate increased by five (5.0) per cent per annum if the Net Debt/EBITDA ratio of the Borrower Group (for the last twelve (12) months) as at the testing date pursuant to the terms hereof is more than 3.5x, but less than 7.5x (inclusively),

c) at the Base Rate increased by four point thirty five (4.35) per cent per annum if the Net Debt/EBITDA ratio of the Borrower Group (for the last twelve (12) months) as at the testing date pursuant to the terms hereof is equal or less than 3.5x”.

The Base Rate under the Loan within Tranche D shall be determined by the Bank on the date on which such Loan is made available on the basis of the MosPrime Rate for three (3) months as published by the Reuters service one (1) Business Day prior to a date of providing of the Loan and subsequently shall be revised and fixed by the Bank unilaterally for the next period, every three (3) months starting from the Loan issuance date within Tranche D. In order to determine the Base Rate for the next period, the MosPrime Rate for three (3) months shall apply as published by the Reuters service one (1) Business Day prior to the date on which the rate is revised. No revision of the Base Rate shall be effected following the Lender’s exercise of the right to fix the Base Rate pursuant to clause 6.1.3 hereof.

If the date of the first revision of the Base Rate does not fall on the date of the first repayment of Loan interest under Tranche D, the first revision of the Base Rate shall be effected on the date of the first repayment of interest.

“6.1.6. The Borrower shall pay interest on the Loan under Tranche D specified in clause 6.1.5. hereof as follows:

6.1.6.1. on the dates set forth in clause 6.4. hereof:

•	interest at the rate provided for in clause 6.1.5. a) hereof, reduced by 2.5 (two point five) per cent per annum;

•	interest at the rate provided for in clause 6.1.5. b) hereof, reduced by 1.25 (two point twenty five) per cent per annum;

•	interest at the rate provided for in clause 6.1.5. c) hereof;

6.1.6.2.	the remaining amount of accrued interest provided for in paragraphs a) and b) of Clauses 6.1.5. hereof, shall be capitalized (shall be added) to the Principal Debt on the twentieth (20-th) day of each third month starting from the Extension Date, and shall be paid on the date on which the Facility is finally repaid as specified in Clause 7.1. hereof and falling on April 10, 2018”.

10.	Clause 7.1. “7. LOAN REPAYMENT/RETURN” of the Facility Agreement shall be amended to read as follows:

“7.1. The Borrower shall repay/return the Loan(s):

7.1.1. provided under Tranches A, B and C, in installments to be calculated on the basis of the outstanding amount in respect of the Principal Debt arisen on the date preceding such repayment date (taking into account the capitalized interest) on the twentieth (20th) day of each third month starting from April 20, 2015 in accordance with the following schedule:

and shall repay the outstanding amount of the Principal Debt on the final repayment date in respect of the indebtedness hereunder falling on April 10, 2018.

7.1.2. provided under Tranche D, in thirteen (13) equal installments to be calculated on the basis of the outstanding amount in respect of the Principal Debt arisen on the last date on which the Loan is made available within Tranches D, specified in clause 5.1. hereof, on the twentieth (20) day of each third month, starting from April 20, 2015, and on April 10, 2018.

On the date of final repayment of the Loan provided under Tranche D falling on April 10, 2018, the Borrower shall pay the interest capitalized in accordance with Item 6.1.6.2. of clause 6.1 hereof.”.

11.	Clause 9.1. “OBLIGATIONS OF THE BORROWER” of the Facility Agreement shall be amended by adding paragraphs 27), 28), 29) as follows:

“27) ensure acquisition of the Bonds by the Purchaser on the date the Loan is made available within Tranche D (but in any case no later than May 19, 2014) at the Bonds Purchase Price and with payment of Accumulated Coupon Yield on the Bonds;

28) in the event of use of the Loan within Tranche D, provide documents acceptable to the Lender evidencing use of the Loan in accordance with the purpose set forth in clause 3.2.4. hereof no later than fourteen (14) calendar days from the date of the use of the Loan;

29) within forty five (45) Business Days from the effective date of Addendum No. 6 dated May “    ”, 2014 to this Agreement, ensure conclusion of an addendum to the suretyship agreement made between the Bank and the Surety 5, reflecting changes in the terms of this Agreement, set forth in the Addendum No. 6 dated May “    ”, 2014 to this Agreement.”.

12.	Subclause 8) of Clause 9.1. of Article 9. “OBLIGATIONS OF THE BORROWER” of the Facility Agreement shall be restated as follows:

“8) comply/ensure that any company of the Borrower’s Group comply with the following financial ratios pursuant to the consolidated audited annual financial statements of the Borrower according to US GAAP or IFRS and the reviewed by auditors semi-annual consolidated financial statements of the Borrower according to US GAAP or IFRS for the first half-year period

Net Debt / Borrower's Group EBITDA (for the last twelve (12) months)	- as of 31.12.2012: shall not be tested; - as of 30.06.2013: shall not be tested; - as of 31.12.2013: shall not be tested; - as of 30.06.2014: shall not be tested; - as of 31.12.2014: not higher than 10; - as of 30.06.2015: not higher than 7.5; - as of 31.12.2015: not higher than 6.3; - as of 30.06.2016: not higher than 6.3; - as of 31.12.2016: not higher than 6.3; - as of 30.06.2017: not higher than 6.0; - as of 31.12.2017 and further on: not higher than 5.8.
To the extent that the Net Debt/Borrower Group EBITDA ratio on the date closest to the relevant period as specified above is equal to or less than 3.00, then the Borrower shall ensure that, at any time following such date, such value subsequently be maintained at the level of not more than 3.00.	
Borrower's Group EBITDA / Net Interest Payment (for the last twelve (12) months)	- as of 31.12.2012: shall not be tested; - as of 30.06.2013: shall not be tested; - as of 31.12.2013: shall not be tested; - as of 30.06.2014: not less than 1.0; - as of 31.12.2014: not less than 1.0; - as of 30.06.2015: not less than 1.5; - as of 31.12.2015 and further on: not less than 2.0.
Net debt	not more than eleven billion (11,000,000,000.00) US dollars
a percentage of the Obligors' revenue in the consolidated revenue of the Borrower's Group, except for the intra-group sales between by the Borrower's Group companies	not less than 25.00%
a percentage of the Obligors' EBITDA in the consolidated EBITDA of the Borrower's Group, except for the EBITDA realized using the intra-group sales between by the Borrower's Group companies	Based on financial statements as of 30.06.2013, 31.12.2013, 30.06.2014: not less than 10.00% Based on financial statements as of 31.12.2014 and further on: not less than 15.00%
a percentage of the Obligors' fixed assets in the consolidated indicator of the Borrower Group's fixed assets	not less than 20.00%

In addition, the revenue and EBITDA ratio shall be calculated on the basis of the preceding twelve (12) months.”.

13.	Clause 9.3. of Article 9. “OBLIGATIONS OF THE BORROWER” of the Facility Agreement shall be supplemented with paragraph 3) reading as follows:

“3) a letter from the Borrower confirming the existence/absence of any overdue indebtedness having been incurred under the principal, interest, fees for the reporting quarter.”.

14.	Clause 9.4.1. of Article 9. “OBLIGATIONS OF THE BORROWER” of the Facility Agreement shall be supplemented with paragraph 4) reading as follows:

“4) a letter from the Borrower confirming the existence/absence of any overdue indebtedness having been incurred under the principal, interest, fees for the last quarter of the reporting year.”.

15.	First paragraph in subclause a) of Clause 10.1. of Article 10. “SECURITY FOR THE BORROWER’S OBLIGATIONS” of the Facility Agreement shall be restated as follows:

“a) a pledge over thirty seven point five (37.5) percent in the charter capital of Mechel-Mining OAO plus one (1) share of Mechel-Mining OAO pursuant to the pledge agreement to be entered into by and between the Lender and the pledgor in the form proposed by the Lender.”.

The remaining part of paragraph a) in Clause 10.1 of the Facility Agreement shall remain unchanged.

16.	Clause 12.4. of Article 12. “LENDER’S RIGHTS AND AUTHORITY” of this Agreement shall be supplemented with subclause 24) reading as follows:

“(24) in case of a breach of the obligations set out in subclauses 27) and/or 28) and/or 29) of Clause 9.1. of this Agreement.”.

17.	Article 17. “ADDRESSES AND DETAILS OF THE PARTIES” of the Facility Agreement shall read as follows:

“17. ADDRESSES AND DETAILS OF THE PARTIES

The Lender:	The Borrower:

VTB Bank (open joint stock company)	Mechel OAO
Location: 29 Bolshaya Morskaya street, Saint Petersburg, 190000	Location: 1 Krasnoarmeiskaya street, Moscow, 125993
Postal address: 37 Pluschikha street, Moscow, 119121	Postal address: 1 Krasnoarmeiskaya street, Moscow, 125993
Telex: 412362 BFTR SU
Phone: (495) 785-50-19	Phone: (495) 221-88-88
Fax: (495) 737-65-42

Corresponding account No. 30101810700000000187 with the Operations Department, Main Department for the Central Federal District, Central Bank of the Russian Federation, Moscow,

Correspondent account in US Dollars

No. 36208997 with Citibank NA, New York

(CITI US 33)

or No. 890-0055-006

with Bank of New York Mellon,

New York (IRVT US 3N)

Correspondent account in Euros No. 0102758018 with VTB Bank (Deutschland) AG,

Frankfurt am Main (OWHB DE FF)

Settlement account No. 40702810900160001038 with OJSC VTB Bank Foreign exchange settlement account No. 40702840200160001038 with OJSC VTB Bank
BIC 044525187	TIN 7703370008
TIN 7702070139	OGRN 1037703012896”.
OGRN 1027739609391

18.	This Amendment Agreement shall make an integral part of the Facility Agreement and shall enter into force upon occurrence of the last of the following events:

•	coming into force of the amendment agreement to pledge agreement No. 2640-DZ dated 11.04.2013 in respect of the pledge of shares in Mechel-Mining OAO entered into by and between the Lender and the Borrower, providing for an increase by twelve point five (12.5) percent of the interest in the charter capital of Mechel-Mining OAO pledged with the Bank, and reflecting the amended terms and conditions of the Facility Agreement pursuant to this Amendment Agreement;

•	coming into force of supplement agreement No. 5 to surety agreement No. 2640/P-2 entered into with the Mechel-Service OOO, reflecting the amended terms and conditions of the Facility Agreement pursuant to this Amendment Agreement;

•	coming into force of supplement agreement No. 3 to surety agreement No. 2640/P-2 entered into with the Mechel-Trans OOO, reflecting the amended terms and conditions of the Facility Agreement pursuant to this Amendment Agreement;

•	coming into force of supplement agreement No. 2 to surety agreement No. 2640/P-5 entered into with the Bratsk Ferroalloy Plant OOO, reflecting the amended terms and conditions of the Facility Agreement pursuant to this Amendment Agreement;

•	coming into force of supplement agreement No. 2 to surety agreement No. 2640/P-6 entered into with the Chelyabinsk Metallurgical Plant OAO, reflecting the amended terms and conditions of the Facility Agreement pursuant to this Amendment Agreement;

•	encumbrance, by way of pledge in favor of the Bank, of twelve point five (12.5) percent in the charter capital of Mechel-Mining OAO, with a respective record made by the Bank’s Depositary on the custody account in respect of the said quantity of shares being pledged in favor of the Bank (in addition to the earlier pledged in the Bank’s favor twenty-five (25) percent plus one (1) share in the charter capital of Mechel-Mining OAO).

19.	All other matters not covered by this Amendment Agreement shall be regulated by the Parties in accordance with the provisions of the Facility Agreement and the applicable laws of the Russian Federation.

20.	This Amendment Agreement shall make an integral part of the Facility Agreement. Each page hereof shall bear an imprint of the Bank’s stamp as per the following specimen:

[Stamp:         JSC VTB Bank

ORIGINAL]

21.	This Amendment Agreement is executed in the city of Moscow on 14 May, 2014 in two (2) counterparts having equal legal force: one counterpart for the Borrower, and one counterpart for the Lender.

SIGNATURES BY THE PARTIES:

For the Lender	For the Borrower

/S/ Y.A.Soloviev	/S/ O.V.Korzhov
seal	seal
/seal/	/seal/